April 15, 2016

Jonathan Gottlieb

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, NE,

Washington, DC 20549.

Re:	First Hawaiian, Inc. Confidential Draft Registration Statement on Form S-1
(File No. 377-01277)

Dear Mr. Gottlieb:

On behalf of our client, First Hawaiian, Inc. (the “Company”), enclosed please find a copy of Confidential Draft Submission No. 2 (the “Revised Draft”) of the above-referenced Registration Statement (the “Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis on the date hereof, marked to show changes from the draft of the Registration Statement submitted to the Commission confidentially on March 4, 2016.

The changes reflected in the Revised Draft include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 31, 2016 (the “Comment Letter”). The Revised Draft also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, we have reproduced each of the Staff’s comments below and provided responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company confirms that no written communications have been distributed by the Company or anyone authorized to do so on its behalf to potential investors in reliance on Section 5(d) of the Securities Act. The Company will submit to the Commission any such materials in the event they are used in the future.

Risk Factors: Certain of our subsidiaries are subject to regulatory requirements and restrictions as a result of enforcement actions brought against BNPP in 2014, page 45

2.                                      Please identify the sanctioned countries with which BNPP conducted the transactions underlying the settlement and guilty pleas you discuss.

The Company has revised the disclosure on page 48 of the Revised Draft in response to the Staff’s comment.

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If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4175 or by email (clarkinc@sullcrom.com).

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Dietrich A. King
Benjamin Phippen
Amit Pande
(Securities and Exchange Commission)

Robert S. Harrison
Eric Yeaman
(First Hawaiian, Inc.)